[BIODRAIN MEDICAL, INC. LETTERHEAD]

April 24, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	BioDrain Medical, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-179145

Dear Mr. Mancuso:

Filed herewith is Amendment No. 4 to the registration statement referred to above. A redlined copy, marked to show changes from Amendment No. 3, is enclosed.

Amendment No. 4 contains updated disclosures, including financial information for the year ended December 31, 2012. Further, Amendment No. 4 responds to certain comments raised by the staff in your comment letter addressed to Joshua Kornberg dated February 21, 2013 with respect to Amendment No. 3. We responded to certain of those comments in my letter dated March 27, 2013, and we acknowledge the staff’s letter, dated April 11, 2013, with two further comments in response to my letter as discussed below.

Comment 1 in the April 11, 2013 letter stated:

We are unable to provide you with comfort regarding the completeness or accuracy of your analyses or conclusions that you provided in response to our comments, including your response to prior comments 3 and 4. If you elect to seek acceleration of the effective date of this registration statement after you address the other comment in this letter, we remind you of the acknowledgements that you must provide with the acceleration request as indicated at the end of this letter.

We acknowledge the above statement. The Company intends to seek acceleration of the effective date of the registration statement after we receive confirmation that we have addressed the outstanding comments (except that we understand based on the above comment 1 that the staff will not provide additional comfort with respect to prior comments 3 and 4). When the Company seeks acceleration, the required acknowledgements will be included with the request.

Comment 2 in the April 11, 2013 letter stated:

We will continue to evaluate your responses to prior comments 1-2 and 5 when you amend your registration statement.

Mr. Russell Mancuso

April 24, 2013

Included below are your prior comments 1, 2 and 5 from the February 21, 2013 comment letter, and the corresponding response supplied by the Company:

Prospectus Summary, page 1

1.	Please expand your prospectus summary disclosure regarding your ability to continue as a going concern to inform investors clearly about the language in your auditor’s report regarding substantial doubt about your ability to continue as a going concern. Also highlight in your prospectus summary the amount of your obligations that is past due or in default.

In the Prospectus Summary on page 1 of Amendment No. 4, the Company has included disclosure under the caption “Financial Results; Ability to Continue as a Going Concern” that informs investors about the language in the auditor’s report regarding substantial doubt about the Company’s ability to continue as a going concern. We have also highlighted in that section the amounts that become due in the near future. That section makes reference to the more detailed section of Management’s Discussion and Analysis of Financial Condition and Results of Operations” captioned “Liquidity and Capital Resources – Plan of Financing; Going Concern Qualification” on pages 14 and 15 of Amendment No. 4.

Executive Compensation, page 30

2.	Please update your disclosure required by item 402 of Regulation S-K to include the information for your most recently completed fiscal year.

In Amendment No. 4, under the caption “Executive Compensation” on pages 34 through 40, the company has updated the executive compensation information to provide the disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012.

Financial Statements, page F-1

5.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

In Amendment No. 4, starting on page F-1, the Company has included financial statements for the years ended December 31, 2012 and 2011, which satisfy the requirements of Rule 8-08 of Regulation S-X.

* * * * *

Mr. Russell Mancuso

April 24, 2013

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that Amendment No. 4 satisfies the outstanding staff comments as described above. If you have any other questions or further comments about these responses, please contact the undersigned at (651) 389-4806.

Sincerely,

Bob Myers

Chief Financial Officer

cc:	Martin Rosenbaum, Maslon Edelman Borman & Brand LLP
Brett Olsen, Olsen Thielen & Co., Ltd.